

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. David Binder
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

> **Re:     Infospace, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-25131**

Dear Mr. Binder:

We have reviewed your letter dated January 28, 2011 in connection with the above-referenced filings and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2011.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2009, 2008 and 2007, page 35

1.     We note your response to our prior comments 1 and 2 with regards to how you intend to revise your MD&A disclosures in future filings.  In an effort to understand how this information will be discussed in addition to and/or in replacement of information presented in the past, please provide us with your draft proposed disclosure of your overall trends analysis as well as your proposed disclosure on the fluctuation in revenue for the current and prior year.

Mr. David Binder
Infospace, Inc.
February 16, 2011
Page 2

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.


Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief